Exhibit 4.87

Contract Registration No.:

2 0 1 1 1 1 0 0 3 3 0 0 0 3 5 5

TECHNICAL SERVICE CONTRACT

(Including Technical Training and Technical Intermediate Service)

Project Name: Cooperative Agreement for Interactive Voice Response (IVR) of China Mobile Group Beijing Company Limited XS-1109-003

Client: China Mobile Group Beijing Company Limited

(Party A)

Agent: Beijing AirInbox Information Technologies Co., Ltd.

(Party B)

Signing Place: Haidian City/County (District), Beijing Province/Municipality

Signing Date: August 1st, 2011

Valid as from: August 1st, 2011 until July 31st, 2012

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Cooperative Agreement for Interactive Voice Response (IVR) Service of China Mobile Group Beijing Company Limited

Party A: China Mobile Group Beijing Company Limited

Mailing Add.: No.7 of Dongzhimen South Street, Dongcheng District, Beijing, P.R.China

Post Code: 100007

Tel.: 86-10-52186699

Fax No.: 86-10-65547528

Deposit Bank: Changan Sub-branch, Beijing Branch of ICBC

Account No.: 0200003309005401832

and

Party B: Beijing AirInbox Information Technologies Co., Ltd.

Mailing Add.: 33/F., Tengda Plaza, No.168, Xiwai Street, Haidian District, Beijing

Post Code: 100044

Tel.:86-10-88576000

Fax No.: 86-10-88575900

Deposit Bank: Beijing Capital Indoor Stadium Sub-branch of ICBC

Account No.: 0200053719200031688

WHEREAS, China Mobile Group Beijing Company Limited is a mobile network communication operator providing open and fee-based communication channels to all application providers, hereinafter “Party A”;

WHEREAS, Beijing AirInbox Information Technologies Co., Ltd. is a value-added communication businesses operator duly approved by the Ministry of Industry and Information Technology of China to provide the Interactive Voice Response (IVR) Services contemplated hereunder to the customers of China Mobile through the channels of Party A, hereinafter “Party B”.

NOW THEREFORE, based on the principles of equality, mutual benefit and joint development, and through amicable consultations, the Parties, for the purposes of providing better application services to the customers, hereby agree as follows in respect of the joint development of IVR services:

1.	Briefing on the Cooperative Businesses

1.1	Basic Requirements for this Cooperation
Party B shall possess any and all the permits required for the operation of information services, and shall abide by the relevant management rules concerning Value-added Telecommunications Service License of the People’s Republic of China, and other rules concerning the management of the telecommunication service license to conduct IVR businesses and provide perfect after-sale service system. The content of information and source of information of Party B shall comply with state laws, and shall not infringe upon the legitimate rights and interests of the others.

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1.2	Party B shall make detailed business introductions in writing to Party A.

1.3	During the initial cooperative period, Party B will provide to the customers of China Mobile various information services and application services. Party B will provide to China Mobile Users (“Users”) with IRV services through the text massage and IVR channels of Party A.

2.	Rights and Obligations of Party A

2.1	Party A shall perform the obligations and exercise the rights as the operator of IVR value-added business, in strictly compliance with the Cooperative Management Rules of Monternet SP.

2.2	Party A shall allow Party B to provide IVR valued services through the network of Party A. Party A shall have the right to timely adjust the voice traffic according to the network capacity, if such adjustment may possibly impact the normal businesses of Party B, Party A shall timely inform Party B.

2.3	Party shall provide to Party B the appropriate access number of IVR (1259056) (Enterprise code: 501005) and the relevant network interface. Party A shall ensure the stability of this access number. The period during which Party B is entitled to use the access number shall be as long as the valid period of this Agreement. In case of any prior termination of this Agreement, the use period for this access number shall expire accordingly. If during the use period of Party B, Party A desires to withdraw the access number, it shall notify Party B in advance, and Party A is entitled to withdraw the access number until the expiration of a period of three (3) months as from the day when Party B receives the notice of Party A. If it is necessary to withdraw or adjust the access number due to governmental reasons, then the access number is terminated and adjusted upon the expiration of termination/adjustment-themed notice period of Party A.

2.4	Party A is responsible for building and operating the GSM mobile communications system, and shall ensure the stability and smoothness of communication transmission. If Party B discovers that the communication flow is not smooth and then notifies Party A of that, Party A shall be responsible for timely resolving it so as not to impact the normal operation of the business of Party B.

2.5	Party A shall be responsible for releasing to Party B the relevant technical protocol standards and interface standards of its network. Party A shall provide any and all the technical documentations required for or necessary to the performance of this Agreement by the Parties, and shall timely resolve the relevant difficulties encountered by Party B in terms of information telecommunications.

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2.6	Party A shall be responsible for making available all the software/hardware systems required for the normal operation of the network of Party A, shall assume the operating expenses incurred thereby.

2.7	Party A shall be responsible for the improvement of the billing systems, and assume the operating expenses incurred thereby.

2.8	Party A shall provide to Party B the relevant billing and charging services. Party A has the right to verify the business conditions of Party B so as to ensure the accuracy of the billing information and shall timely feedback the billing statements of the customers to Party B. Party A shall issue clear invoices for the provision of IVR services, and shall provide the billing statements for the information fee, as requested by the customers.

2.9	Party A shall, upon the expiration of each payment period provide to Party B the relevant data concerning the list of customers who owe the information fee, so as to enable Party B to take appropriate actions against such customers.

2.10	Party A shall monitor Party B in terms of its business form, business content and advertising methods, and formulate relevant management rules and regulations.

2.11	In the case of any violation of the foregoing, Party A has the right to impose penalties upon Party B. For more detailed rules, please refer to Management Rules of Monternet SP Cooperation.

3.	Rights and Obligations of Party B

3.1	Party B shall be responsible for the set-up and maintenance of its softwares/hardwares, including but not limited to any and all the work and expenses of hardware equipments, system test & opening, maintenance, daily maintenance, and market promotion in relation to this Project.

3.2	Party B shall provide the agreed-upon content services and application services to the China Mobile Users. Party B shall ensure the lawfulness, timeliness and reliability of the information sources. Party B undertakes to possess any and all the qualifications and authorities to provide the services hereunder, and the information provided by Party B shall not violate the relevant policies, laws and regulations of China nor shall it infringe upon the legitimate rights and interests of any other party. Party B shall be liable for any and all the consequences arising from the methods for providing the information and the content of such information.

3.3	The form in which Party B provides the services hereunder shall comply with the relevant rules of Party A concerning IVR services.

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3.4	Party B is only authorized to conduct the businesses hereunder through the access number provided by Party A, without the written consent of Party A, Party B shall not adjust the access umber nor shall it provide any other services other than that contemplated hereunder.

3.5	The content of the businesses provided by Party B must comply with the Content Management Rules of Party A.

3.6	Party B shall comply with the requirements of the "Five Prohibitions", and shall not transmit any illegal information, or any commercial ads without consent of the clients. Any and all the advertising or publicity activities of Party B must abide by the Advertising Law of the People's Republic of China, Law of The People’s Republic of China on The Protection of Consumer Rights and Interests and other relevant laws and regulations, and shall not violate the management rules and regulations of Party A.

3.7	In the case of any violation by Party B of the relevant rules in connection with the business forms, business content, business promotions, etc., it must assume the relevant liabilities in accordance with the rules of Party A.

3.8	Party B shall be able to take appropriate actions to effectively control the Users who owe the information fee. Party B shall not send any information to such customers, nor shall it allow the same to order information for other users. If Party B, even if aware of such, still sends information to the same or allow the same to order information for other users, Party A is entitled to claim indemnifications against Party B for any and all the economic losses arising therefrom, and in addition, it shall have the right to terminate this Agreement.

3.9	Any and all disputes with the customers arising from Party B’s contractual coordination to the emergent adjustment of the traffic load by Party A for the purposes of ensuring the normal and stable supply of IVR services shall be settled by the Parties through amicable consultations.

3.10	Party B shall not send any information that is unauthorized by Party A to the customers through the communications channels of Party A. Party B shall not provide, through the channels of Party A, the charging services and any other business that is not authorized by Party A,

3.11	The expenses for connection between the equipment of Party B and that of Party A, and other expenses shall be assumed by Party B.

3.12	During the validity period of this Agreement, Party B is under the obligation, as requested by Party A, to provide to Party A data-based reports concerning the development conditions, customers classifications, use habits of the customers and business prospects, and Party A shall keep these data confidential in accordance with Article 10 of this Agreement.

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3.13	The advertising and publicity activities of Party B shall not be conducted and implemented unless and until approved in advance by Party A.

3.14	Party B shall fully indemnify Party A for any and all the loss caused as a result of Party B, according to the loss conditions of Party A.

3.15	Party B shall ensure the accuracy of its information in the SIMS system, including but not limited to the company name, address, tax account number, value-added service permit number, and information of contact person. In case of any change of such information, Party B shall make a timely update thereof, failing which, Party B shall be wholly and fully liable for the losses arising therefrom.

3.16	Party B shall ensure that it will log in the SIMS system on a daily basis to receive the various notices, announcements and other information as released by Party A, and shall effect timely disposal, failing which, Party B shall be fully liable for all the losses arising therefrom.

3.17	Party B undertakes that it has legal ownership with respect to all of the products and information provided hereunder during the cooperative period, or has obtained all the necessary authorizations to license the operators to use the same according to this Agreement, and undertakes that the products and information provided by Party B hereunder does not infringe upon the legitimate rights and interests of the third party, including but not limited to any copyright, right of reputation, and portraiture right, and that it is free from any copyright disputes and does not violate any laws and regulations, and Party B is entitled to authorize the operator to disseminate them via the information network.

3.18	If any third party lodges any administrative complaints, bring any legal proceedings or submit to arbitration against Party B, alleging that Party B has no disposal right to any of the cooperative products or information hereunder or the authorization of Party B has legal defects, Party A may as appropriate take any of the following remedies jointly or selectively: (1) stop the sharing with Party B of the distributable earnings under this Agreement, with the amount not exceeding what the third party claimed; (2) require Party B to solve such disputes at its own expenses, and Party B shall, as required by the company, request the appropriate dispute resolving authorities to add Party A as a third party in such proceedings; (3) terminate this Agreement in part or in whole. If the above remedies are insufficient to cover the loss of Party A, as requested by Party A, Party B shall timely and fully indemnify Party A and hold Party A harmless from or against any and all the losses incurred by Party A, including but not limited to the advances already paid by Party A to Party B, and/or the economic loss accrued during the termination of the business hereunder, the attorney’s fee, court fee and arbitration fee as paid by Party A for the purposes of resolving the disputes.

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3.19	Party B, if having no qualifications as required for the operation of network businesses, shall not in any manner whatsoever provide the service access approach to the Users, including but not limited to business ordering and on-demand services. Meanwhile, it shall not publicize the cooperative business hereunder on the website that has not procured the telecommunications and information business operation permit. If in breach of this clause during the cooperative period, Party B shall be solely and wholly liable therefor.

4.	Allocation of Responsibilities and Rights

4.1	Party B is responsible for the customer disputes caused due to the content of the information and services. Party A is responsible for the customer disputes caused due to the unstable network of Party A. If the transmission between the Parties is not smooth, causing customer disputes, after the specific causes for that is ascertained, the disputes shall be settled by the responsible party. If such customer disputes are caused as a result of unsmooth transmission by reasons of a third party, then the Parties hereto shall settle it through amicable consultations.

4.2	The content and application services provided by Party B shall not exceed the scope described by the Management Rules for Monternet SP Cooperation, otherwise, Party A is entitled to terminate this Agreement, and hold Party B duly liable for the breach of this Agreement. Party A has the right to supervise the business development conducted by Party B, and Party B shall coordinate with Party B so as to avoid any negative effect on the normal operation of Party A. If Party A breaches this Agreement in conducting its planned business development, which may adversely affect the normal business operations of Party A, Party A has the right to terminate this Agreement and holds Party B duly liable for the losses arising therefrom.

4.3	Without the written consent of Party A, Party B shall not increase or otherwise reduce the businesses, nor shall it change the price of the business. If Party B needs to increase or reduce part of the businesses hereunder that are related to this cooperation, or change the price for part of its businesses hereunder, it shall submit to Party A formal written opinions one (1) month in advance. If Party A approves Party B in terms of the intended change of price for part of the businesses hereunder, it shall notify Party B in writing to implement the new price; if Party A approves Party A for the intended increase of part of its businesses hereunder, Party B shall conduct a test over the new business and provide regular reports to Party A, the new business may only be launched into the markets and used by the customers only after it become mature and verified by Party A.

5.	Earnings of the Parties

5.1	Any and all the information service fee accrued from the use of the businesses hereunder by the customers shall be priced by Party B in accordance with the relevant rules of Party A, and the specific rate shall be declared by Party B to the pricing authority of China for approval.

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5.2	Party A provides to Party B the billing and charging services. All the information service fees accrued during the billing months from the use of IVR services by the China Mobile Users at the region(s) of China shall be calculated into the payable information service fee, Party A shall pay 70% of the amount to Party B and the remaining 30% shall be calculated as the fees for billing and charging services that is payable to Party A.

6.	Settlement Methods

6.1	Settlement Point: to be set according to the requirements of Party A.

6.2	Settlement Methods:
The equipment of Party B accesses to the mobile data network of Party A through the fiber, and the billing information shall be subject to the information provided by Party A. Specific information is as below:

6.2.1	The billing period is from 00:00 of the first day of each month until the 24:00 of the last day of that month. It may be settled on a monthly basis, and the settlement period is from the 15th day of each month until the end of that month. The period during which the fee is accrued is from the first day of the previous month until the last day of the end of that month, and Party A will calculate the payable information service fee accrued during that month after expiration of the normal billing period, and the Parties shall conduct the settlement in accordance with these rules.

6.2.2	The billing system of Party A will generate the total payable information service fee for IVR services that is accrued during that month, and Party A shall pay 70% of the amount to Party B, and will require Party B to issue a service trade invoice.

6.2.3	The Parties shall conduct the settlement and effect payment in strict compliance with the rules concerning the settlement methods and period. If Party A fails to pay the settlement amounts after the lapse of payment date, it shall pay Party B on a daily basis a penalty at 1‰ of the total information service fee, unless the delayed payment by Party A is caused due to the delayed delivery of the invoice.

6.3	Party B is required to issue invoices to Party A prior to the 18th day of each month, whether it has any objection as to the billing statement of the previous month, Party A shall, after receiving the valid invoice from Party B prior to the 18th day of that month (subject to the sending of the invoice to the address duly designated by Party A), pay the information fee to Party B according to the invoiced sum checked in the billing statement prior to the end of the that month: i.e. the information fee shall be firstly settled as per the amount in the billing statement, regardless whether the Parties will complete such check as scheduled. After the check is completed, the overpaid or insufficient amount will be rolled into the subsequent or future settlement period.

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7.	Customer Service

To ensure normal use of IVR services by customers, the Parties hereto shall establish a long-term, stable, convenient and effective customer service system, specifically as below:

7.1	Party B shall ensure that the customers, before buying IVR services are fully informed in respect of the price, content of the services as well as the methods by which the services hereunder are provided by Party B, and Party B may proceed with the normal provision of the services to the customers only after the customers confirm to accept the services offered by Party B.

7.2	The short messages of IVR and the voice service must be as ordered or customized by the customers. The information fee for ordering by any other customer for the customer shall be assumed by the ordering party, and the customer accepting such ordering shall not be held liable for the relevant expenses.

7.3	Party B shall, in providing IVR services to the customers, ensure the healthiness and lawfulness of the information content, and Party A has the right to supervise Party B in terms of the content of IVR services provided by Party B, and to conduct management over the content of IVR services provided by Party B.

7.4	Party B shall not in any manner whatsoever induce the customers to increase their consumptions by extending the waiting time or through false propagandas such as minimum-guaranteed rewards.

7.5	In case of any breach of this Agreement by Party B, Party A shall deal with it in accordance with the Management Rules concerning Monternet SP Cooperation and the relevant clauses in this Agreement.

7.6	The customer service center 10086 and all the business halls of Party A will be responsible for timely responding to the enquiries and complaints of the customers in respect of IVR services, Party A is entitled to transfer to Party B for further responding the enquiries of the customers that are related to the content of information and services provided by Party B. Party B shall dispatch special personnel to deal with the customers’ complaints and ensure that it will settle the disputes with the customers within three (3) days of receiving the complaints raised by the customers.

7.7	Party A is only responsible for the enquiries and complaints of the customers due to communications network problems.

7.8	In response to customer complaints caused due to the reasons of Party B, Party B shall be responsible for coordinating with Party A in solving the complaints and shall provide the relevant system data and the supporting documents, and shall indemnify the customers strictly in accordance with the management rules of Party A.

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7.9	Party B shall set up a 24-hour hot line, and shall notify the customers via the website or through external publicity.

8.	Information Security

8.1	Party B shall ensure that all the businesses provided by Party B shall in all aspects strictly comply with the Internet Information Service Management Methods and other relevant laws, rules and regulations, and will not release, copy, distribute and disseminate any indecent, vulgar and prurient information that may adversely affect the physical and psychological development of the youth.

8.2	Party B shall ensure that the cooperative businesses hereunder shall comply with the regulations of China Mobile concerning prohibited billing services of any form, and shall not charge any forms of service or business that is generated not through the use and extension of this Monternet business hereunder, including but not limited movie and music download fees.

8.3	Party B undertakes that it will comply with the relevant management rules of China Mobile concerning channel promotions in publicizing the cooperative business hereunder:

8.3.1	Ensure that the business or the publicizing channel of the company contains no indecent, vulgar and prurient information;

8.3.2	Party B is prohibited to conduct business publicity through any advertising alliance or other third parties.

8.3.3	Party B is prohibited from conducting any business publicity or inducing the users to subscribe WAP cooperative business through any other WAP websites other than the Monternet.

8.4	According to the requirements of China Mobile Party B shall establish an information security team to be responsible for daily management of information security.

9.	Confidentiality

9.1	“Proprietary Information” refers to the information received by one party from the other party (“Disclosing Party”) that is developed, created and discovered by the Disclosing Party or any information known by or transferred to the Disclosing Party and which is commercially valuable to the business of the Disclosing Party. The Proprietary Information includes but not limited to the trade secrets, IPR, technical know-how and other technical specifications, technical standards, technical documentations that are disclosed to Party B by Party A in accordance with this Agreement.

9.2	The Parties shall keep confidential their own and the other party’s IPR and other “Proprietary Information” including trade secrets. Each party shall keep confidential the Proprietary Information and without the prior written consent of the other party, no party shall disclose the technical know-how and trade secrets and other “Proprietary Information” as involved in this Agreement to any third party.

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9.3	The Parties shall keep confidential this cooperation and the existence of this Agreement, and without the prior written consent of one party, the other party shall not disclose the cooperation and existence of this Agreement to any third party.

9. 4	This confidentiality clause shall survive the termination of this Agreement.

10.	Liability for Breach

Any failure by one party to perform any clause of this Agreement shall be deemed as a breach of this Agreement. If one party, upon the receipt of a notice from the other party explaining the detailed reasons for breach, confirms the existence of the breach, it shall rectify such breach within twenty (20) days and notify the other party in writing, if the breach does not exist, it shall raise an objection or make explanations to the other party within twenty (20) days. In such case, the Parties hereto shall conduct consultations with each other, failing which, it shall be resolved in accordance with the dispute settlement clause of this Agreement, and the breaching party shall bear all the economic losses incurred by the abiding party.

11.	Disclaimer Statement

The Parties hereto shall not be held liable to each other, if a force majeure occurs, making the Parties or either party unable to perform or partially perform the relevant obligations hereunder, provided that the affected party or parties shall notify the other party of the event of force majeure within fifteen (15) days of the occurrence of the force majeure, and provide the relevant certificates. Upon elimination of the effect of the force majeure, the party or the Parties shall continue to perform this Agreement.

12.	Dispute Settlement

Any and all the disputes arising from the performance of this Agreement shall be settled through amicable consultations, failing which, either party is entitled to submit it to Beijing Arbitration Committee for arbitration in accordance with its then-effective arbitration rules. The arbitration award is final and conclusive, which has binding force upon the Parties hereto.

13.	Effectiveness, Change, Termination and Extension of this Agreement

13.1	The performance period of this Agreement is from August 1st, 2011 until July 31th, 2012. The previous agreement will become invalid automatically from the effective day of this Agreement. If one party raises any objections, it shall notify the other party in writing thirty (30) days prior to the expiration of this Agreement, and this Agreement will terminate upon the expiration thereof. After the termination of this Agreement, the Parties shall properly deal with the post-termination matters. This Agreement will remain effective unless and until the Parties have fully performed all the obligations hereunder and all the payable accounts and claims have been settled.

13.2	This Agreement shall be made out in three copies, with two copies thereof held by Party A and one copy thereof by Party B, all of which are of equal legal force and effect.

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13.3	The annex attached hereto constitutes an integral party of this Agreement, and has equal legal force and effect with this Agreement.

13.4	During the valid period of this Agreement, the Parties hereto may change part of, or terminate this Agreement through amicable consultations. If one party intends to change or terminate this Agreement, it shall submit a written statement to the other party thirty (30) days in advance. The party terminating this Agreement shall be wholly liable for the loss so suffered by the other party.

13.5	During the validity period of this Cooperation, Party B shall not send via the communication channels of Party A any advertisements or other irrelevant information to the customers, once found, Party B shall indemnify Party A for any and all the economic losses arising therefrom, in addition, Party A shall have the right to terminate this Agreement.

13.6	Party B shall be fully responsible for any lawsuits lodged by any third party, customers’ complaints or governmental mandatory actions that are caused as a result of any breach of this Agreement by Party B, and meanwhile Party A shall also have the right to terminate this Agreement.

13.7	Any direct or indirect breach of any provision of this Agreement, or any non-performance, untimely or inadequate performance of the obligations of one party hereunder constitutes a breach of this Agreement, in which case the abiding party has the right to require the breaching party by written notice to rectify its breach and take adequate, effective and timely actions to eliminate the consequences of such breach, and indemnify the abiding party for any and all the losses caused as a result of such breach. If the breaching party fails to rectify its breach within ten (10) days upon the receipt of any notice to rectify the breach, the abiding party shall have the right to terminate this Agreement in advance either by a SIMS notice (it shall be deemed served upon sending) or by a written notice, and hold the breaching party liable for its breach.

China Mobile Group Beijing	Beijing AirInbox Information
Company Limited	Technologies Co., Ltd.
(Company Seal):	(Company Seal):
(Seal)	(Seal)
Authorized Representative:	Authorized Representative:

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